14007014

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC
MAY 07 2014
Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Digger's BBQ Franchises, Inc.

Commission File Number: 0001603864

South Carolina

UNITED STATES:
Digger's BBQ Franchises, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 704-4386

722511– Full Service Restaurants	**46-0556016**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Nick Ruiz Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Founder & Chief Executive Officer
Ms. Catherine Callaham Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Vice President
Mr. Ruben Ruiz Digger's BBQ Franchises, Inc, 3217 Wade Hampton Blvd., Taylors, South Carolina 29687	Director of Operations

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Digger's BBQ Franchises, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Nick Ruiz, CEO (1) (2)	Preferred Common	0% 95%
Alternative Securities Markets Group (3) (4)	Preferred Common	0% 05%

(1) Mr. Nick Ruiz is a Founder & Chief Executive Officer of Digger's BBQ Franchises, Inc.
(2) Mr. Nick Ruiz, Digger's BBQ Franchises, Inc., 3217 Wade Hampton Blvd., Taylors, South Carolina 29687
(3) Mr. Steven J. Muehler is the Chairman of the Board of Directors for Alternative Securities Markets Group
(4) Alternative Securities Markets Group, 9107 Wilshire Blvd., Unit 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Digger's BBQ Franchises, Inc.
3217 Hampton Blvd.
Taylors, South Carolina
Phone: (864) 906-6312
Info@diggersbbqfranchise.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Unit 450
Beverly Hills, California 90210
Phone: (213) 704-4386
Legal@ASMMarketsGroup.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed Offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years (is this a true statement. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed Offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Digger's BBQ Franchises, Inc.** and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

Digger's BBQ Franchises, Inc.

Corporate:

Digger's BBQ Franchises, Inc.
3217 Wade Hampton Blvd.
Taylors, South Carolina 29687
(864) 906-6312

Offering / Investors:

Digger's BBQ Franchises, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Unit 450
Beverly Hills, California 90210
(213) 407-3486

Best Efforts Offering of 4,000 9% Convertible Preferred Stock Units
Preferred Stock Shares having a market value of up to
$1,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $250.00 (USD)
See: Details of the Offering

Maximum Offering: 4,000 9% Convertible Preferred Stock Units

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 9**.

We are offering a maximum of 4,000 9% Convertible Preferred Stock Units (the "Securities"). **The proposed sale will begin upon receipt of qualification from the SEC**. The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	**$250.00**	**$0.00**	**$250.00**
Total Minimum	**001**	**$250.00**	**$0.00**	**$250.00**
Total Maximum	**4,000**	**$1,000,000.00**	**$0.00**	**$1,000,000**

1) We are offering a maximum of 4,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **39** pages.

The date of this Offering Circular is May 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Restaurant Franchise Industry Risks

Restaurant Franchise investments are subject to varying degrees of risk. The yields available from equity investments in Restaurant Franchise Companies depends on the amount of income earned and capital appreciation generated by the Company as well as the expenses incurred in connection therewith. If any of the Company's products or services does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and/or Assets may be adversely affected by the general economic climate, the Restaurant Franchise Market conditions such as oversupply of related products or a reduction in demand for Restaurant Franchise products in the areas in which the Company's Products and/or Assets are located, competition from other Restaurant Franchises, and the Company's ability to provide adequate Restaurant Franchise Products and Services. Revenues from the Company's Products, Services and/or Assets are also affected by such factors such as the costs of operations and local economic market conditions.

Because Restaurant Franchise Company investments are relatively illiquid, the Company's ability to vary its Products and/or Asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and/or Assets. No assurance can be given that the fair market value of the assets produced or acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Development Stage Business

Digger's BBQ Franchises, Inc. commenced operations in July of 2012 as a South Carolina Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Digger's BBQ Franchises, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Franchise Restaurants related products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company or better relationships other Restaurant Franchise Industry related professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Restaurant Franchise Marketplace may reduce the number of suitable Franchisee sales opportunities.

Expansion Strategy

The Company's ability to open successful franchise units will also depend upon the recruitment of qualified franchisees, and the hiring and training of skilled restaurant management personnel, and the general ability to successfully manage growth, including helping franchise restaurants control costs, food quality and customer service. The Company's present senior management has little experience developing and operating multi-unit facilities. The Company anticipates that opening additional franchise restaurant units will give rise to additional expenses associated with managing operations located in multiple markets. Furthermore, the Company believes that competition for unit-level management has become increasingly intense as additional restaurant chains expand to new markets. Achieving consumer awareness and market acceptance will require substantial efforts and expenditures by the Company. An extraordinary amount of management's time may be drawn to such matters and negatively impact operating results. There can be no assurance that the Company will be to open new franchise units or that, if opened, those units can be operated profitably.

Concept Evolution

The Company presently intends that most of its future corporate restaurants and future franchise restaurants will feature the "Southern BBQ" theme similar to the Taylors, South Carolina Flagship Unit. However, the Digger's BBQ Concept is evolving and a number of factors could change this theme as applied in different locations. These factors include demographic and regional differences, locations that have more or less traffic than the areas in which those units are located, type of available floor space, and the availability of specialty items such as antiques. Accordingly, future units could be larger or smaller than the flagship unit, could vary in the mix of quick serve / dine-in restaurant operations, and could have differences in the application of the Digger's BBQ theme.

Trademarks

The Company's ability to successfully implement its Digger's BBQ concept will depend in part upon its ability to protect its trademarks. The Company has filed a trademark application with the United States Patent and Trademark Office to register the "Digger's BBQ" mark and design(s). There can be no assurance that the Company will be granted trademark registration for any or all of the proposed uses in the Company's applications. In the event the Company's mark is granted registration, there can be no assurance that the Company can protect such mark and design against prior uses in areas where the Company conducts operations. There is no assurance that the Company will be able to prevent competitors from using the same or similar marks, concepts or appearance.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of:

- Mr. Nick Ruiz, Founder and Chief Executive Officer
- Ms.Catherine Callaham, Vice President
- Mr. Ruben Ruiz, Director of Operations

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of April 1st, 2014 the Company's Managers owned approximately 95% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Franchise Restaurant Business. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Restaurant Franchise Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Florida Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 4,000 9% Convertible Preferred Stock Units are being offered to the public at $250.00 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $1,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Digger's BBQ Franchises, Inc**. and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $1,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$1,000,000**	**100%**	**$100,000**	**100%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$50,000**	**5%**	**$100,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.
(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

Overview: Digger's BBQ Franchises, Inc. www.DiggersBBQfranchise.com & http://www.diggersbbq.com, Formed as a C-Corp. in 2012. The corporation was formed for the purpose of developing, marketing, and franchising Digger's BBQ Fast Casual "*Express*" & Full size Quick Serve style restaurant franchises nationwide. The Company's goal is to provide:

- High quality Barbeque
- A variety of home-style side items
- Speed
- Convenience
- And the best customer service of any nationwide franchise chain.

Digger's BBQ Franchises, Inc. is currently seeking an equity investment of $1 million dollars for the second round of expansion funding. The Company will use the funds to expand by building corporate stores while simultaneously selling & developing franchises nationwide and worldwide.

Sales & Marketing Strategy: Digger's BBQ Franchises, Inc. began an internet marketing campaign in 2011. Since that time, the Company has had over 400 pre-qualified leads, and the Company is in the process of negotiation with several potential franchisees to open up several new franchises in the U.S. in 2014 and 2014. The Company's Strategy is to open 200 company owned **"Express"** and Full Size **"QSR" (Quick Serve Restaurants)** stores, which focus primarily on Dine-in, catering and takeout in the next three years throughout the southeast and nationwide. In that same time frame we will focus on selling and opening 400 Franchises in the nationwide market.

This will allow Digger's BBQ Franchises, Inc. to create uniformity throughout the southeast as well as nationwide, and create a **"BUZZ"** about Digger's BBQ as the most unique new franchise concept. This strategy will appeal to potential franchisees, as they seek new opportunities to invest in, because they will see the number of Digger's BBQ locations popping up adding a sense of credibility to our Corporate Brand Identity.

Investment Opportunity: Management expects the restaurant franchising business to continue its solid growth pattern, which is currently over 50% of the food service industry, over the next five years, generating a 30% to 35% PBT. Our intention is to open 200 company owned stores and sell 400 franchises within three to four years. To achieve this we will require an immediate capital investment of $1,000,000.

Original-Investment by Founders: **$500,000**

Market Information:

Target Market: We expect the market for Digger's BBQ Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. We are working closely with marketing companies in monitoring the response to their initial promotional efforts.

Potential franchisees are looking to invest in something new, different, and unique instead of the same oversaturated market of pizza, burgers, and ice cream. Digger's BBQ intends to be the Brand leader in this **$4 Billion dollar** untapped BBQ Industry market by offering the only true **"All Inclusive Turnkey"** franchise model for $150k total Investment which also includes equipment.

Use of Funds:
Funds will be used to build, grow, market, and manage the nation's first and most unique Barbeque QSR ("*Quick Serve Restaurant*") Franchise. Our focus being on two unique concepts which are our "***Express***" & Full Size "***QSR***" stores focusing on dine-in, takeout, and catering.

Funds will be used to open 100 Digger's BBQ Restaurants in the first two to three years. In the First year Digger's will have a minimum of 50 Corporate Owned stores and 50 Franchisees Nationwide. In Year Two and Three, Digger's BBQ's will open a minimum of 50 corporate stores a year and sell 100 franchises a year.

At the end of year three Digger's BBQ will have a total of 150 Corporate Owned Stores and 250 Franchise Stores for a minimum of 350 Stores representing the Digger's Brand.

Financial Summary: Management anticipates an aggressive yet cost-effective strategy to result in progressively improving revenues and subsequently profits. Revenues are expected to improve from $654,000 per store in year 1 to more than $1,500,000 per store by the 5th year of operations. Earnings before interest, taxes and depreciation are expected to reach over $300,000 per store in year 5, up from modest profits in the initial year of the project. The five-year forecast of profits is based moderately on our company's history. Earnings are per location and will be multiplied by 300 in the first 5-7 years dependent on how many locations we are able to develop.

Income Categories	**Per Store/Per Day**	**Income Detail:Ticket Price pp***
Lunch Sales	$1,300	162 people @ $8 pp*
Night Sales	$700	88 people @ $8 pp*
Catering Sales	$500	50 people @ $10 pp*
Total Income: Daily	$2,500	
Total Income: Weekly	$15,000	6 days a week x's $2,500
Total Income: Monthly	$65,000	$2500 a day x 26 days a Month
Total Income: Annualy	**$780,000**	

*** pp is per person**

		Expense Detail Breakdown	
	$ Amount Per Store		**% of Gross Inc.**
Expense Categories		Based on Industry Standard	32%
Total Food Cost	$250,000	2000 Sq. Ft @ $22 per Sq. Ft.	5%
Lease	$45,000	$76k for GM/AGM $80k Labor	20%
Total Labor	$156,000	Power, Water, Gas, TV, Int etc...	2%
Utilities	$15,000	$1,000 per month Adv. Pool	1.50%
Advertising & Marketing	$12,000	$2k per month Royalty to corp.	3%
Corporate Royalties	$24,000	General Liabilty & worker's Comp	0.06%
Insurance	$5,400	State sales tax avg 4-7%	7%
SC Tax	$54,000		**71%**
Total Expense Yearly	**$561,400**		
		Total Income	**$780,000**
		Total Expense	**$561,400**
		Total Profit (EBIT) 29%	**$218,600**
		Annual Profit X's 100 Stores	**$21,800,000**

Company History & Overview

Digger's BBQ Franchises, Inc. was founded in July of 2012. Mr. Ruiz is the CEO and retains 100% ownership of the enterprise. No outside capital has been used to fund the operations of the enterprise. The enterprise was founded based on the industry demand for a fast casual restaurant that could deliver high quality food, extreme value, great customer service, and maintain the speed of service of a typical fast food restaurant without sacrificing the atmosphere of a sit down restaurant.

The Company currently operates its first Flagship Location at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The website for the Company is http://www.DiggersBBQ.com.

Utilizing new systems and techniques, created by Mr. Ruiz, Digger's BBQ Franchises, Inc. has transformed from a mom and pop restaurant to a small reputable franchise in South Carolina. Digger's BBQhas been able to satisfy demand and has quickly gained a reputation of producing high quality food under the Digger's BBQ Brand Name. The enterprise has been profitable since Mr. Ruiz took over and expects to gain a significant share (25%) of the "Fast casual" market within the next 5 years.

Over the past few years, the Company has been working non-stop on the QSR BBQ Franchise prototype, and in late 2010 we finally revealed what we think is going to revolutionize the **"QSR"** Franchise industry, the "***Digger's BBQ Full Size QSR & Express***" Franchises.

The Full size QSR (Quick serve restaurant) is 2500 sq. ft., and can seat an average of 100 people and has strong dine-in appeal. The "Express" version is a 1500 sq. ft. restaurant with a slightly smaller menu than the full size version and has the option to have a drive up window.

Digger's BBQ is the future of franchising. Not only are we focused to become the nation's first true barbeque franchise chain in this $4 BILLION Dollar untapped market, but we have eliminated the number ONE issue with Franchising which are high startup cost and high royalties.

Digger's BBQ franchise model will be offered at a low total cost of $150k average total investment which includes an equipment and furniture package. Our franchise model is several hundred thousand lower in cost than the industry average startup cost of $400k. Also, our royalty structure will be a flat fee of $1000 a month for the first two years to get the franchisee off the ground. After the first two years of a flat fee royalty, we will raise the royalty to a traditional royalty of 5% of gross sales.

The Company currently operate an "Express" franchise in the small Taylors, SC Market as a prototype franchise. Sales have been good each year with gross sales in the six figures. This current store was chosen to prove our franchise model. It is situated in a residential market as appose to a highly prime commercial market that the majority of our restaurants will be in. We did this to prove our franchise model because we knew that if we can succeed in this small market we can succeed in any market.

Products:

Digger's BBQ offers three lines of high quality food products which include; Hickory smoked BBQ, grilled marinated chicken, and fork tender fall off the bone ribs. Diggers' also has a variety home-style side items including homemade macaroni and cheese, fresh Cole slaw, and barbeque baked beans.

Digger's BBQ uses a variety of distinct sauces which are classified regionally into three categories; ketchup base, mustard base, and vinegar base. These sauces are the three main sauces used in barbeque throughout the US, but what makes Digger's BBQ unique is that we are the only company that uses all three. Most restaurants use one sauce or the other, but Digger's BBQ uses all three to meet our customer's needs as we encompass all regional taste. This is a major component to our point difference because with BBQ being extremely regional we make ourselves truly franchisable by incorporating each region's taste into our business model and products.

Our product is not just our food, but it is also the "Express" 1500 sq. ft. restaurant franchise model & the Full Size "QSR" 2500 Sq. Ft restaurant model as a whole. Digger's BBQ uses everything from the speed of service, the quality of our food, consistency, customer service, colors, uniforms, and even our designs to create a product that creates a unique experience for each and every customer we serve. We sell directly to these customers using direct mail, word of mouth, and coupons.

We expect the market for Digger's Barbeque Franchises to be quite diverse, as it is beneficial to any person or enterprise looking to invest in a great business opportunity with systems to sustain growth. Whether you are a "stay at home" mom, single dad, or a former VP of a down sized company, Digger's BBQ has a franchise model that meets every point of need. That is the main reason we created these two unique concepts. With our unique system we can cater to any unique need the potential individual franchisee might have.

Our franchise model is priced well below the industry average franchise at a modest investment of $150k total cost which includes all the equipment. This will open the opportunity to the average Joe looking to get out of the rat race and own their own business without a huge initial investment.

Market Analysis Summary

The BBQ market is a **$4 Billion dollar a year** market and it does not have one nationwide "Brand Name" recognized BBQ Franchise chain, and that is because it is all about regional taste. Carolina style, Memphis style, and Texas style are the main markets of BBQ.

The sauce in each region is also quite diverse. One place serves vinegar base, the other mustard and some tomato base sauces. Digger's BBQ has eliminated this issue because we cater to everyone's regional taste by having each region's style as well as the type of BBQ that each region is used to.

The Barbeque market is made up of mostly mom and pop's restaurants or large steak houses. This leaves a huge hole in this untapped market for a quick serve style BBQ concept. Our intention is to create smaller and more cost effective restaurants and to become the Subway of BBQ.

Throughout the US, when researching BBQ restaurants, you will typically find a local mom and pop BBQ restaurant or large Steak house style BBQ restaurant. You will never find a true National Brand name recognized Quick Serve Style (QSR) BBQ restaurant, Why? Because it does not exist!!

Digger's Barbeque has now created a concept that will do for BBQ what Starbucks did for coffee or what Subway did for sandwiches. For example coffee has been around for some time now, but when Starbucks came along they took over and made it a monopoly. We want to monopolize the barbeque market.

We have recently updated our concept with two revolutionary concepts that will take the franchising industry by storm and they are: Diggers BBQ "EXPRESS" which is a small 1500 Square ft. restaurant preferably with a drive-up or Drive through window and seats 40-60 people for dine-in and catering also like a Chinese restaurant but with BBQ instead and we already have one of these sold as a franchise also, and second, we have Diggers Barbeque Full size QSR which is a 2500 sq. ft. building which will be mainly focused on the Dine in aspect as well as catering, and compete in the QSR Market.

Market Segmentation

The prospects for our products are usually Individuals (blue and white collar workers) ages 20-50, however, families and married couples are beginning to visit our store more often. Their objectives are mainly to receive a high quality meal with great service at a great price. The proven ability to meet the many diverse needs of the true Barbeque lover, in regards to variety, is the reason the prospect wants to purchase from us.

The potential franchise market for BBQ is such a large market that we feel strongly that just an honest approach to what we offer as a franchise in a well-organized professional manner will be the selling point for most potential franchisees.

Chart: Market Analysis (Pie)



Market Analysis (Pie)
Males 18-50
Males 50+
Females 25-50
Females 50+
Families
Small Businesses
Mid-Size Companies
Large Companies
Churches

The major market segment for our BBQ products are males ages 20-50 years old. The secondary market segment is females ages 18-40 which include mothers, college students, and wives. Our Market Segment Strategy will be to sell directly to these customers using direct mail, word of mouth, and coupons.

Also, in this tech age, we will be using a heavy strategy of marketing on Social Networks such as Facebook and Twitter. Digger's BBQ will also invest a portion of the initial investment on local and regional advertising mediums such as print, radio, and television advertising of our $5 BBQ plate special. We feel that this $5 tax included BBQ sandwich plate special will revolutionize the way people see value in the restaurant industry the way McDonald's dollar menu change the value system of the fast food market.

As for the marketing of our franchises, we have limited the marketing to the southeast U.S. with plans to expand throughout the southeast and U.S. in the coming two years. We will also use Trade shows, Craigslist, and Internet Franchising portals as our primary source for marketing potential leads for franchise expansion.

Industry Analysis

BBQ is the next **HOT** Trend in Franchising. With Barbeque franchises still being a relatively new idea to the franchise market, there is still a huge potential for Digger's Barbeque to become the Nation's only true brand name recognized QSR BBQ restaurant.

Digger's is poised to take over the BBQ world and do what Starbuck's did for Coffee, what Subway did for sandwiches and have the hot streak that Five Guys Burgers and Fries is having in Franchising.

We will be the **ONLY** Brand of barbeque because we have recognized the huge gap in the industry and we have hands on analysis of what is missing for both the customer of the restaurant and the potential franchisee. The gap is an all-inclusive approach for the customer in that they no longer have to travel back to the Carolina's to get great BBQ or any other region because we carry **ALL** their favorite regional products!

For the potential franchisee we have eliminated the main problem with any franchise in this industry and that is the high initial startup cost, high royalties, and the high ongoing overhead of a restaurant. The fact that we offer the complete opposite to the struggles of a start-up franchise in itself would be more than enough to penetrate the market, but we go a step further and offer Flat fee royalties for all new franchisees for the first two to three years which as most know are the most significant years for franchise survival!

Competition and Buying Patterns

There are three enterprises who are Digger's BBQ most likely near term competitors, the strongest being Brand named fast-food franchises such as Subway. A list of these competitors is shown below.

Competing Enterprise Name	Competing Product Name
1. Mom and Pop BBQ Restaurants	Home-style BBQ
2. Sonny's Barbeque	Barbeque pork and Beef
3. Brand name food franchises	Brand named products like a sub-sandwich or Big Mac

In general the competition has average profit margins, but their market strength is greater than Digger's BBQ Franchises, Inc's. They have established excellent credibility in the marketplace. Past history would indicate the group has considerable experience. They appear to have a very strong commitment to the marketplace; however, current conditions place them in a position that, if necessary, abandoning the market is an acceptable alternative. They have the basic skills to successfully compete in the market and if history is any indicator, they will respond to our market entry efforts in a non-aggressive manner. This group of competitors will present a slight challenge to Digger's BBQ Franchises, Inc's growth.

Overall, though there is competition, in the case of Digger's BBQ Franchises, Inc. will be in a position in which competition will actually drive sales. By actually having locations near competitors we are actually driving food traffic to our business thus it is safe to say that competitors are not a direct hindrance to the Growth of Digger's BBQ Franchises, Inc.

Operations, Strategy, and Implementation Summary

Digger's BBQ strategy is to leverage its existing local Brand awareness and take advantages of new prime locations in the local market. By using established clientele, and reputation; and couple this with its new brand image we have created, we will not only refresh the Digger's BBQ brand but also continue to wow the customer.

Digger's BBQ has created a system to create a value added product/service experience to its existing customers and to enhance appeal to attract new customers to Digger's BBQ. In short, the company seeks to create a value-added approach to its eating establishments and bring in new customers to achieve both a higher margin than previously experienced and increase overall profitability through new customers. We will do this by creating the first ever "**TAX FREE MENU**"-in other words the menu includes taxes in the price.

This Tax free menu will be headlined by our $5 BBQ sandwich plate special. This is a BBQ sandwich, baked beans, fresh cole slaw, and a sweet tea all for $5 Tax included. The closest to this is Subway's $5 foot long, but the main difference is that Subway's version is not tax included and only includes the sandwich. We believe that by offering this over-the-top value we will establish ourselves as the best price for product restaurant in any market. In this economy this is the perfect strategy for increasing brand awareness and in-store sales.

We will use unique and creative advertising to draw attention to our unique value of our menu as well as leaving a lasting impression of our Digger's BBQ Brand. Radio, T.V., Print, and Internet advertising will be our main channels of getting new customers and inform existing customers of our extreme value.

From a franchising perspective we want to use a $1 million dollar equity investment by the second quarter of 2014 to open a number of company owned stores at an average cost of $100,000 to $150,000 per store and to begin our selling of franchises nationwide.

Digger's BBQ's initial expansion focus will be in the upstate of South Carolina primarily in Greenville, SC market. The Upstate of SC is an upcoming market that has attracted such companies as Michelin, BMW, Hitachi, Lockheed, and Amazon. The market in Greenville, SC has also been named in many national media as a "Top Ten" place to live and build a business as noted on The Today Show.

Digger's BBQ has already chosen the first 10 locations for its next corporate owned stores. These stores will be in strip mall areas with strong traffic and strong anchors. The first three corporate stores will located specifically in the Haywood road, Pelham road, and Woodruff road markets which are the highest traffic markets in Greenville, SC. These are strong markets that have many established food franchises that bring in tons of food traffic already and will allow us to tap into the flow of customers that already exist in these areas.

Typical build-out of a Digger's BBQ franchise will only take 60 to 90 days from lease signing. Factors include licensing (DHEC, Fire Marshall, City approval etc.), corporate formation, light construction, painting, hiring staff, corporate formation per location, and training. We have simplified our franchise system to make it as easy as possible to open a restaurant in the fastest time possible to maximize the time it takes to start making money for investors and franchisees.

From June 2014 to June 2016 our intention is to open the first 50 corporate owned stores and within this same year sell 100 franchises at an average price of $150k or $15 million total gross franchise sales.

From June 2016 to December 2017 we would like to equal our first year's two years intention by opening an additional 50 corporate owned stores and sell 200 franchises for a total of 200 corporate owned stores and 300 franchises sold at $150k average per store or a $30 million total gross franchise sales by the end of 2017.

Strengths

1. **Knowledgeable and friendly staff.** We've gone to great lengths at Digger's BBQ to find people with a passion for people. Our staff is both knowledgeable and eager to please each customer.

2. **State-of-the art serving system.** From the moment you walk in a Digger's BBQ restaurant you are treated with honor and respect. We take your order with clarity and speed allowing the customer to get the most out of their time in this hustle and bustle age.

3. **Up-scale ambiance.** When you walk into Digger's BBQ, you'll feel the difference. From the color scheme to the flat-screen monitors inset into the walls, each store provides a cozy hideaway for meetings and small friendly gatherings. Large tables with plenty of Natural lighting provide the clean & bright atmosphere that makes each store so inviting!

4. **Clear vision of the market need.** Digger's BBQ knows what it takes to build an upscale Barbeque restaurant. We know the customers, we know the product, and we know how to build the service that will bring the two together.

   - Strong relationships with suppliers that offer credit arrangements, flexibility, and response to special product requirements.
   - Excellent and stable staff, offering personalized customer service.
   - Great retail space that offers flexibility with a positive and attractive, inviting atmosphere.
   - Strong merchandising and product presentation.
   - Good referral relationships with local and nationwide vendors.

Competitive Edge

Digger's BBQ's Competitive edge is its ability to understand the totality of the market needs. Digger's BBQ is the only BBQ franchise focused on meeting each customer's regional taste.

As an individual restaurant, Digger's BBQ is the leader in BBQ value by having the first **TAX INCLUSIVE** menu.

As a Franchising company, Digger's BBQ is the most cost effective franchise with all inclusive packages that include equipment, flat fee introductory royalties, and the lowest initial start-up cost of any franchise in the QSR industry at $150k average total investment.

Marketing Strategy

Digger's BBQ marketing strategy will include the use of targeted print media advertising, direct selling, and Social network media to drive in customers looking for a unique BBQ experience. We will capitalize on existing relationships with vendors who have stated their willingness to do whatever it takes to help us grow the Digger's BBQ Brand Nationwide.

We have positioned ourselves as a differentiated provider of the highest quality BBQ products around as well as the best franchise opportunity in the QSR industry. The primary goal of all marketing efforts will be to communicate this to existing and potential customers as well as future franchisees.

Sales Strategy & Promotions

Digger's BBQ's sales strategy is simple and that is we offer the best product for the best price to create value that each and every customer appreciates. We have created two concepts that will revolutionize the franchising industry in the area of marketing and advertising to new customers.

We created a tax free menu at **http://www.diggersbbq.com/Menu.php** The menu is structured to have each item on the menu have the actual price you pay. That way we take the guess work out ordering for our customers. No more figuring out tax in your head to make sure you have enough for your meal. Now what you **"SEE"** is what you **"PAY".**

The Second sales strategy is our **$5 Full Meal Deal**. In this case we did not invent the wheel but we made it better. Just like Subway's $5 Sub sandwich, we have a $5 Sandwich but we made it better.

For **ONLY $5** you get a Regular BBQ sandwich plate, beans, slaw, and a tea for **ONLY $5 tax included.** Digger's BBQ will also implement frequent buyer cards to encourage the consumer to visit our stores multiple times a week. Digger's BBQ will also offer special "VIP" cards to our preferred clients such as investors, lenders, and select customers that have brought value and connections to our brand.

This strategy will be our entry point into every new market as being the best food value deal in the business and we plan on using this in our future Grand opening advertising campaigns.

Digger's BBQ's Sales Strategy for our Franchisees is also to Offer the best deal in the business. A true win/win situation in which Startup costs are a fraction of what typical franchises cost starting at $150k. We also offer a Flat fee Royalty for the first 1 to 2 years in which the royalty would be between $750 to $1000 a month for the entire year. This will help the franchisee with getting the business off the ground.

For both the individual franchise store sales and actually selling franchises, we will use the most cost effective advertising channels available such as Trade shows, internet franchise portals, standard print media, and the huge potential of social network advertising.

Sales Forecast

Our sales forecast is based on the following assumptions. We expect our production will be sold as soon as it is ready, as the forecasted production is less than the anticipated demand and we typically only keep a week's worth or inventory. Our product is not seasonal and will be continually produced throughout the year. We will operate in three main categories: Lunch, Dinner, and Catering sales.

Regarding the "direct cost of goods sold" (COGS), we assume the costs of materials will remain relatively the same for us as we always seek to be within certain percentages of sales and maintain great relationships with our suppliers. Our Goal is always to be around 25% food cost for meats and side item products, 5% paper good cost, and 3% cost for Drink sales or Coke products.

The five year forecast of profits is based moderately on our company's history and is what is typical in the QSR industry. Each Table's figures is per location and will be multiplied by 100+ restaurants dependent on how many locations we are able to develop.

TOTAL COST TO MANUFACTURE

$1.86 to $2 per 1/4 BBQ sandwich plate and we sell it for $5 which is a margin of $3+ per plate!

As our purchase volume increases, purchase price for all our products will decrease. As we continue to systemize our cooking procedures, labor costs will begin to decrease.

Therefore, during the next three to five years of operations at Digger's Barbeque, the cost benefits of volume purchasing and improved systemized cooking processes should decrease the cost of goods sold, and labor significantly.

The table below shows the average sales forecast per store over the next five years.

Sales Forecast					
	2014	2015	2016	2017	2018
Sales					
Lunch Sales	$364,800	$405,600	$468,000	$530,400	$624,000
Dinner Sales	$179,000	$218,400	$249,600	$280,800	$280,800
Catering Sales	$111,000	$156,000	$187,200	$280,800	$312,000
Total Sales	$654,800	$780,000	$904,800	$1,092,000	$1,216,800
Direct Cost of Sales	2014	2015	2016	2017	2018
Food Cost: Meats & Sides items	$163,700	$195,000	$226,200	$273,000	$304,200
Paper Cost	$32,740	$39,000	$45,240	$54,600	$60,840
COKE products	$19,644	$23,400	$27,144	$32,760	$36,504
Subtotal Direct Cost of Sales	$216,084	$257,400	$298,584	$360,360	$401,544

The table below shows the average sales forecast <u>per 100 stores</u> over the next five years.

Sales Forecast					
	2014	2015	2016	2017	2018
Sales					
Lunch Sales	$36,480,000	$40,560,000	$46,800,000	$53,040,000	$62,400,000
Dinner Sales	$17,900,000	$21,840,000	$24,960,000	$28,080,000	$28,080,000
Catering Sales	$11,100,000	$15,600,000	$18,720,000	$28,080,000	$31,200,000
Total Sales	$65,480,000	$78,000,000	$90,480,000	$109,200,000	$121,680,000
Direct Cost of Sales	2014	2015	2016	2017	2018
Food Cost: Meats & Sides items	$16,370,000	$19,500,000	$22,620,000	$27,300,000	$30,420,000
Paper Cost	$3,274,000	$3,900,000	$4,524,000	$5,460,000	$6,084,000
COKE products	$1,964,400	$2,340,000	$2,714,400	$3,276,000	$3,650,400
Subtotal Direct Cost of Sales	$21,608,400	$25,740,000	$29,858,400	$36,036,000	$40,154,400

Chart: Sales Monthly



Sales Monthly
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Lunch Sales
Dinner Sales
Catering Sales

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $1,000,000

Company Structure

- Private early stage Restaurant Franchise.
- South Carolina Stock Corporation
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE MILLION Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. FOUR THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Four Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 4,000 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the development of the Company's Restaurant Franchise Business. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. The Company has established an Investment Account with Wells Fargo Bank. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 4,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
    - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
        - YEAR 3: (Shareholder Conversion Option)
            - At anytime during the third year of the investment, the Shareholder may choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - YEAR 4: (Optional Conversion Option)
            - At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - YEAR 5: (Optional & Mandatory Conversion Options)
            - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Digger's BBQ Franchises, Inc.

The Company

Digger's BBQ Franchises, Inc. is a South Carolina Stock Corporation.

Investment Objectives

The Company's objectives are to:

(i) Growth and Development of Company's BBQ Restaurant Franchise Business

(ii) Maintain a total internal rate of returns of 20%+ per annum.

Company Managers

Biographies of all Managers can be found starting on Page 33 of this Offering.

Minimum Capital Commitment

Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.

The Offering

The Company is seeking capital commitments of $1,000,000 from Investors. The securities being offered hereby consists of up to 4,000 9% Convertible Preferred Stock Units of the Company, priced at $250.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Company	There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).
Reinvestment	There may be chances for reinvestment.
Key Event	The following will constitute a Key Event: • Bankruptcy of the Managing Member • Death or disability to the senior member(s) of Digger's BBQ Franchises, Inc. • Other agreed upon events
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 3217 Wade Hampton Blvd., Taylors, South Carolina 29687. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Nick Ruiz	***Founder & Chief Executive Officer***

Nick Ruiz is Digger's BBQ Franchises, Inc's founder and Chief Executive Officer. Mr.Ruiz has been in the restaurant business for Over 15 years, and has been in the barbeque business for over 12 years. He has started many successful business ventures, but his main area of expertise is in the Quick Service Restaurant industry. Before acquiring Digger's BBQ in 2000, Mr. Ruiz was the general manager of a Mom and Pop style restaurant. Mr. Ruiz saw the potential of the BBQ restaurant to become a franchise chain and purchased Digger's BBQ restaurant.

After the purchase of Digger's BBQ, Mr. Ruiz began to develop the systems and strategies necessary to change Digger's BBQ into a Franchise concept. Shortly after finishing the development of the franchise concept, Mr. Ruiz sold his first three franchises. Mr. Ruiz has also been involved with growth and development of many franchise chains including the currently HOT trending Five Guys Burgers and Fries, Zaxby's, and Mcalister's Deli.

Ms. Catherine Callaham ***Vice President***

Ms. Callaham is the Vice President of Digger's BBQ Franchises, Inc. She has managed many successful restaurants, and has worked for Mr. Nick Ruiz for several years. Ms. Callaham is a crucial component to Digger's BBQ Franchises, Inc's current success as she handles the growth of the "work from home" catering concept.

Mr. Ruben Ruiz ***Director of Operations***

Mr. Ruben Ruiz is the Director of Operations for Digger's BBQ Franchises, Inc. Mr. Ruben Ruiz serves as the Company's quality control expert, and is the Company's General Manager and oversees the day-to-day operations of the individual franchises. Ruben also assists in the future systems development with a hands on approach at the local franchise level for the Company's "Express" locations.

Mr. Steven J. Muehler (Alternative Securities Markets Group) ***Advisor***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview

Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of Digger's BBQ Franchises, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Digger's BBQ Franchises, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None.

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In March of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Digger's BBQ Franchises, Inc.. will be entitled to receive an annual salary of:

Mr. Nick Ruiz, Founder & CEO	$100,000
Ms. Catherine Callahan	$30,000
Mr. Ruben Ruiz, Director of Operations	($5,000 per 20 Franchises)

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Mr. Nick Ruiz	Direct	Preferred Shares (0.00%) Common Shares (95.00%)
Alternative Securities Markets Group	Direct	Preferred Shares (0.00%) Common Shares (5.00%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder is Mr. Nick Ruiz, the Founder & Chief Executive Officer. Mr. Nick Ruiz currently owns the majority of the issued and outstanding controlling Common Stock Units of Digger's BBQ Franchises, Inc. Consequently, this shareholder controls the operations of the Company and will have the ability to control all matters submitted to Stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Nick Ruiz thus has complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of FOUR THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $250.00 per 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $1,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of March 1st, 2014 – 1,000,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of March 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, FOUR THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of April 1st, 2014, there were 1,000,000 shares of our Common Stock outstanding, which were held of record by approximately 2 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of April 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of South Carolina. South Carolina General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by South Carolina's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

South Carolina's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Reports to security holders:

The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

2014 Post Funding Balance Sheet			
	2014	2015	2016
Assets			
Current Assets			
Cash	$884,132	$1,201,854	$1,562,370
Inventory	$7,216	$9,061	$9,322
Other Current Assets	$75,000	$90,000	$105,000
Total Current Assets	$966,348	$1,300,914	$1,676,692
Long-term Assets			
Long-term Assets	$35,000	$45,000	$55,000
Accumulated Depreciation	$0	$0	$0
Total Long-term Assets	$35,000	$45,000	$55,000
Total Assets	$1,001,348	$1,345,914	$1,731,692
Liabilities and Capital	2014	2015	2016
Current Liabilities			
Accounts Payable	$43,065	$54,019	$59,755
Current Borrowing	$0	$0	$0
Other Current Liabilities	$0	$0	$0
Subtotal Current Liabilities	$43,065	$54,019	$59,755
Long-term Liabilities	$0	$0	$0
Total Liabilities	$43,065	$54,019	$59,755
Paid-in Capital	$250,000	$250,000	$250,000
Retained Earnings	$423,616	$708,282	$1,041,895
Earnings	$284,666	$333,613	$380,041
Total Capital	$958,282	$1,291,895	$1,671,937
Total Liabilities and Capital	$1,001,348	$1,345,914	$1,731,692
Net Worth	$958,282	$1,291,895	$1,671,937

2014 Current pre-funding Balance Sheet

January 1st, 2014 to April 9, 2014

Assets	
Cash on Hand	$25,000
Inventory	$5,000
FF&E	$200,000
Vehicles	$30,000
Total Assets	**$260,000**
Liabilities	**$10,000**
Net Assets	**$250,000**

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Diggers BBQ Franchises, Inc.:

By: Mr. Nick Ruiz

By: ______________________________

Name: Mr. Nick Ruiz
Title: Chief Executive Officer

By: Mr. Steven J. Muehler (Alternative Securities Markets Group)

By: ______________________________

Name: Mr. Steven J. Muehler
Title: Advisor

Signature Certificate

Document Reference: 5T2M38IAAJHYF6BA3XVMGI

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Diggers BBQ
Party ID: 83PG55INE3LXAI2VDNCKHC
IP Address: 68.115.200.46
VERIFIED EMAIL: nsruiz@aol.com

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Party ID: DYF4E4IJW398V7JYFDM5KX
IP Address: 75.82.187.226
VERIFIED EMAIL: legal@asmmarketsgroup.com

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Timestamp	Audit
2014-05-01 10:01:55 -0700	All parties have signed document. Signed copies sent to: Diggers BBQ and Alternative Securities Markets Group.
2014-05-01 10:01:55 -0700	Document signed by Diggers BBQ (nsruiz@aol.com) with drawn signature. - 68.115.200.46
2014-05-01 08:59:43 -0700	Document viewed by Diggers BBQ (nsruiz@aol.com). - 68.115.200.46
2014-05-01 08:24:16 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.187.226
2014-05-01 08:23:56 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226
2014-05-01 08:23:55 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226

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